UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 21, 2004

Commission File Number: 0-29712

DOREL INDUSTRIES INC.

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1255 Greene Ave, Suite 300, Westmount, Quebec, Canada H3Z 2A4

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

[    ]

Form 40-F

[ X ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[ X ]

C O M M U N I Q U É

JUVENILE

Cosco

Safety 1st

Maxi-Cosi

Quinny

Baby Relax

Babidéal

MonBébé

Bébé Confort

HOME FURNISHINGS

Ameriwood

Ridgewood

Charleswood

Dorel Home Products

Cosco Home & Office

Dorel Asia

Carina Furniture

RECREATIONAL / LEISURE

Pacific Cycle

Schwinn

GT

Mongoose

InSTEP

EXCHANGES

CANADA

TSX:

DII.A, DII.B

U.S.A.

NASDAQ:

DIIB

CONTACT:

Maison Brison

Rick Leckner

(514) 731-0000

Dorel Industries Inc.

Jeffrey Schwartz

(514) 934-3034

DOREL ENTERS HOME HEALTHCARE MARKET

Innovative line to include Schwinn Adult Electric Scooters

Toronto, September 21, 2004 — Dorel Industries Inc. (TSX: DII.A, DII.B; NASDAQ: DIIB) today announced it is entering a new consumer products category to address the lucrative aging baby-boomer population. Dorel President and CEO, Martin Schwartz, said a diverse line of innovative consumer home healthcare products designed to increase independence, comfort, safety and mobility has been developed by two Dorel divisions, Cosco Home & Office and Pacific Cycle. Products under the new “Ability Care Essentials” banner incorporate a wide variety of healthcare items in three sectors; mobility, ambulatory and bath safety.

The announcement was made in Toronto while addressing investors at the Scotia Capital annual “Back-To-School” conference.

“Ability Care Essentials”, developed with input from physical therapists and a cross-section of user groups, will offer consumers an attractive line-up of products that are forward-thinking and versatile. Included is everything from basic walkers to canes, crutches as well as shower chairs, benches and tub rails. The Ambulatory offering features new and innovative rolling walkers and a sport walker. Also being introduced is a Mobility line with an electric adult scooter developed under the Transport by Schwinn name.

“Cosco has more than a 70 year history and a proven tradition of producing quality, innovative consumer products for the home and office. Expansion into home healthcare is a logical step and has been 18 months in the planning. The combination of Cosco with Pacific Cycle’s Schwinn label provides two powerful brands that we expect will make an impact in the industry. We intend to proceed prudently and anticipate sales of US$25 million within three years,” said Mr. Schwartz.

According to census figures, about 6.5 million older people require assistance with daily living activities, a figure that should double by 2020. By 2010, the US Bureau of Census indicates that the population of 85 year olds and over is expected to increase by over 30%. “Our research also shows that the trend is for more homecare which is less expensive and provides greater privacy than assisted living. As baby boomers approach 60, this emerging market presents excellent opportunities. In addition there is an ease of entry in this category as the competition is fragmented,” explained Mr. Schwartz.

The full “Ability Care Essentials” line will be unveiled at the 2004 MedTrade Show, October 26 - 28 in Orlando, Florida. Dorel will enter the new category through established distribution channels such as mass merchants and will approach multi-store medical equipment providers as well as independent home medical equipment (HME) providers.

Profile

Dorel is a global consumer products company which designs, manufactures or sources, markets and distributes a diverse portfolio of powerful product brands, marketed through its Juvenile, Home Furnishings, and Recreational/Leisure segments. US operations include the Dorel Juvenile Group USA, which incorporates the Cosco and Safety 1st brands; Ameriwood Industries, Cosco Home & Office; and Pacific Cycle, which includes the Schwinn, Mongoose, GT, InSTEP and Roadmaster brands. In Canada, Dorel operates Dorel Juvenile Group Canada, Ridgewood Industries and Dorel Home Products. The Dorel Juvenile Group Europe carries out activities throughout Europe, under the Maxi-Cosi, Quinny, Safety 1st, Bébé Confort, Babidéal, MonBébé and Baby Relax brands. Dorel Asia sources and imports home furnishings. Dorel employs approximately 5,000 people in fourteen countries. 2003 sales were US$1.2 billion. 2004 sales are expected to be between US$1.6 – US$1.8 billion.

Forward-Looking Statements

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOREL INDUSTRIES INC.

By: /s/ Martin Schwartz_____________

Martin Schwartz

Title: President, Chief Executive Officer

By: /s/ Jeffrey Schwartz_____________

Jeffrey Schwartz

Title: Chief Financial Officer, Secretary

September 21, 2004